Mail Stop 6010

June 22, 2007

Mr. Yun-hui Yu
President and Chief Executive Officer
Tongji Healthcare Group, Inc.
No.5 Beiji Road
Nanning, China

> **Re:     Tongji Healthcare Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed June 11, 2007**
> **File No. 333-140645**

Dear Mr. Yu:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

The Chinese health care industry is extensively regulated . . . ., page 5

1. We note your response to our prior comment 4 and reissue that comment.  Please revise this risk factor to explain how a violation of material regulations would affect your business.  You description should provide the reader with an understanding of how this material risk would affect your business.  For example, quantify any material potential fines or explain the impact on your business of such fines, explain how a loss in your Medicare reimbursement rights would impact your revenue, and describe how you would address a loss in the license to

        operate the hospital.  How long would it take the company to obtain a new
license?  Would the loss of the license force the company to cease operations?

New regulations under consideration by the Chinese government . . . ., page 6

2.  We note your response to our prior comment 5 and reissue that comment.  Please
revise this risk factor to briefly describe the nature of the proposed regulations.
While the regulations are not yet fully defined, a brief description of the proposed
regulations will provide the reader with an understanding of the potential impact.
Please also describe the potential impact on your business, quantifying the
potential impact to the extent practicable.  Your description should provide an
understanding of how these regulations would affect your business.  Your general
statement that these regulations could reduce your revenue is not sufficient.

Fluctuations in exchange rates could reduce our revenues.  Page 8

3.  We note your response to our prior comment 10 and your removal of this risk
factor.  Since fluctuations in exchange rate may impact your financial statements,
they may affect your net income and therefore could be a material risk to your
company.  Please reinsert this risk factor and revise this risk factor to quantify the
impact that a change in exchange rates could have on your revenues.  While you
do not know the degree by which exchange rates may change in the future, you
can quantify the impact a change may have on the company by discussing
historical rate changes or a reasonable hypothetical rate change.

Managements Discussion and Analysis of Results of Operations, page 10

Accounting Estimates, page 11

4.  We acknowledge your revisions and response to our comment 13.  Although you
may believe that your aging at December 31, 2005 may not be material to
investors because it would be almost eighteen months old, we continue to believe
that disclosing your accounts receivable aging for 2005 is important to investors
as it shows a trend or pattern of your accounts receivable aging at a specific point
in time comparable to another point in time.  Therefore, we reissue the same
comment.  Please disclose your accounts receivable aging for 2005 similar to that
disclosed for 2006 and, in addition, please explain any significant deterioration or
improvement in your aging.

Liquidity and Capital Resources, page 13

5.  We acknowledge your revisions and response to our comment 14.  Please address the following additional comments:

    a.  You indicate that your accounts receivable balances would not necessarily increase by the same percentage as your total revenues due to the mix between Medicare and self-pay patients, the amount of revenue generated from inpatient services versus outpatient services and the timing of services provided.  Our previous comment acknowledged the mix between Medicare and self-pay patients by comparing the increase in total accounts receivable from 2006 over 2005 to the increase in only your Medicare revenues as you disclose that self-pay patient receivables are not material as these patients normally pay at the time the service is provided.  In addition, although we acknowledge that inpatient services may generate more revenue and receivables than outpatient services, it is unclear how a 12% increase in the number of inpatients generates the 177% increase in accounts receivable from year-end 2005 to 2006.  It is unclear how the factors you identify in your response and in your disclosure impacted your significant increase in accounts receivable in 2006.  Consistent with our previous comment, please demonstrate to us how your accounts receivable increased 177% from year-end 2005 to 2006 while your Medicare revenues increased only 73% from approximately $395,000 in 2005 to approximately $680,000 in 2006.  In addition, as previously requested, please revise your disclosure to explain why your year-end accounts receivable grew at a greater rate than your revenue from 2005 to 2006.

    b.  Please explain to us why you believe that the percentage of accounts receivable to total revenues is a meaningful measure for investors when you indicate that self-pay patients normally pay at the time service is provided and virtually all your receivables are from Medicare agencies.  In addition, please explain to us how you calculated that your March 31, 2007 accounts receivable balance is approximately 14% of your revenues for the three months then ended when it appears that your accounts receivable balance of $218,390 is 46.4% of your total revenues of $470,826 and 90.9% of your Medicare revenues of approximately $240,000.  Please revise your disclosure to present and discuss receivables as a percentage of your Medicare revenues.

    c.  You disclose only two factors to explain the increase in your accounts receivable from 2005 to 2006.  The first is a 12% increase in revenues from Medicare services.  The second is a 12% increase in the number of inpatients treated.  It is unclear how these two factors are independent.  It appears that self-pay inpatients pay for their services upon treatment and therefore are not included in your accounts receivable balances.  It therefore appears that the increase in Medicare inpatient services from your second factor is already included in the first factor you identify.  As requested in parts a and b above, please revise your disclosure to clearly explain why your year-end accounts receivable grew at a greater rate than your revenue from 2005 to 2006.  In addition, it appears based on the statistical information you disclose on page 15 that the 12% increases you refer to are 12 percentage point increases.  If true, and if you continue to refer to these increases in your revised response, please clarify that these are increases are percentage point increases and disclose the absolute dollar and related percentage increases.

## Transactions with related parties and recent sales of unregistered securities, page 22

6. Please revise the following statement to correct the inconsistent reference.  You refer to both Guangxi Tongji Medicince Co. Ltd. and Nanning Tongji Healthcare Co. Ltd.  "Guangxi Tongji Medicince Co. Ltd. has loaned us money which we have used in our operations.  As of December 31, 2006 and 2005 we owed Nanning Tongji Healthcare Co. Ltd, $328,614 and $399,997, respectively."

## Financial Statements for the Interim Period Ended March 31, 2007, page 2

## Notes to Consolidated Financial Statements, page 6

## Note 1 – Organization and Basis of Presentation, page 6

7. Please add an affirmative statement that your interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.  Please see Instruction 2 to Item 310(b) of Regulation S-B.

## Note 2 – Summary of Significant Accounting Policies, page 6

8. Please update the notes for cash and cash equivalents and currency translation to reflect data for the interim period ended March 31, 2007.

## Exhibit 23.2 – Consent of Independent Registered Certified Public Accountants

9. Please have your accountant revise his consent to cover the reference to him has an expert on page 27 of your filing.

\*      \*      \*      \*      \*

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:     William T. Hart, Esq.
        Hart & Trinen, LLP
        1624 Washington St.
        Denver, CO 80203